FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of ….	April	……………………………………………… ,	2018

CANON INC.
(Translation of registrant’s name into English)

30-2, Shimomaruko 3-Chome, Ohta-ku, Tokyo 146-8501, Japan
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	X	Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-………………..

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANON INC.
(Registrant)

Date….	April 25, 2018	By……/s/………Eiji Shimizu………
(Signature)*

Eiji Shimizu
General Manager
Consolidated Accounting Div.
Canon Inc.

*Print the name and title of the signing officer under his signature.

The following materials are included.

1. RESULTS FOR THE FIRST QUARTER ENDED MARCH 31, 2018

CONSOLIDATED RESULTS FOR

THE FIRST QUARTER ENDED MARCH 31, 2018

April 25, 2018

CONSOLIDATED RESULTS

(Millions of yen, thousands of U.S. dollars, except per share amounts)

	Actual					Projection
	Three months ended March 31, 2018	Three months ended March 31, 2017	Change(%)		Three months ended March 31, 2018	Year ending December 31, 2018	Change(%)
Net sales	¥960,712	¥972,761	-	1.2	$9,063,321	¥4,300,000	+	5.4
Operating profit	77,083	73,190	+	5.3	727,198	404,000	+	25.6
Income before income taxes	85,759	78,010	+	9.9	809,047	420,000	+	18.7
Net income attributable to Canon Inc.	¥57,113	¥55,089	+	3.7	$538,802	¥280,000	+	15.7

Net income attributable to Canon Inc. shareholders per share:
- Basic	¥52.89	¥50.44	+	4.9	$0.50	¥259.32	+	16.3
- Diluted	-	50.44		-	-	-		-

	Actual
	As of March 31, 2018	As of December 31, 2017	Change(%)		As of March 31, 2018

Total assets	¥4,978,423	¥5,198,291	-	4.2	$46,966,255

Canon Inc. shareholders’ equity	¥2,742,818	¥2,870,630	-	4.5	$25,875,642

Notes:	1.	Canon’s consolidated financial statements are prepared in accordance with U.S. generally accepted accounting principles.
2.

U.S. dollar amounts are translated from yen at the rate of JPY 106 = U.S.$1, the approximate exchange rate on the Tokyo Foreign Exchange Market as of March 30, 2018, solely for the convenience of the reader.

Canon Inc.	30-2, Shimomaruko 3-chome, Ohta-ku,
Headquarter office	Tokyo 146-8501, Japan
Phone: +81-3-3758-2111

I. Operating Results and Financial Conditions

2018 First Quarter in Review

Looking back at the global economy in the first quarter of 2018, the U.S. economy continued to grow steadily as corporate earnings and employment conditions improved. In Europe, the economy remained stable as exports and capital investment increased. The Chinese economy grew steadily due to robust consumer spending, and the economies of India and Southeast Asian countries showed signs of recovery. In Japan, capital investment increased moderately and consumer spending improved. As a result, the global economy overall continued to realize moderate recovery.

As for the markets in which Canon operates amid these conditions, demand for office multifunction devices (“MFDs”) and laser printers remained at around the same level as the previous year. Demand for cameras continued to decline while the market for inkjet printers remained at around the same level as the previous year, with growth in emerging countries compensating for the shrinking market in developed countries. Additionally, there was solid demand for medical equipment, mainly outside of Japan. Within the Industry and Others sector, capital investment in semiconductor lithography equipment increased and the demand for network cameras also enjoyed solid growth.

The average value of the yen during the quarter was ¥108.03 against the U.S. dollar, a year-on-year appreciation of approximately ¥6, and ¥133.10 against the euro, a year-on-year depreciation of approximately ¥12.

During the first quarter, unit sales of office MFDs increased compared with the same period of the previous year, with color-model office MFDs achieving higher growth than the market average. Total sales volume of laser printers increased compared with the same period of the previous year, supported by the expanded sales of high-end models. Total sales volume of interchangeable-lens digital cameras and digital compact cameras decreased compared with the same period of the previous year, due to the shrinking market and the fact that sales volume for the same period of the previous year was particularly high after the resolution of shortages resulting from the Kumamoto earthquake in 2016. Looking at inkjet printers, although refillable ink tank models grew steadily, mainly in emerging countries, unit sales decreased compared with the same period of the previous year. Sales of medical equipment decreased, mainly due to the fact that sales for the same period of the previous year was particularly high with the resolution of restrained purchasing by customers after the completion of acquisition of Canon Medical Systems Corporation (“CMSC”). On the other hand, sales of semiconductor lithography equipment increased significantly, thanks to favorable market conditions, and sales of network cameras increased steadily in response to the growing market. Under these conditions, first-quarter net sales decreased by 1.2% year on year to ¥960.7 billion. Due to mainly the fact that certain costs that were under operating expenses have been reclassified under cost of sales by adopting new accounting standards related to revenue recognitions, the gross profit ratio dropped by 1.8 points to 46.3% and gross profit decreased by 4.9% year on year to ¥444.7 billion. Operating expenses decreased by 6.8% year on year to ¥367.6 billion, thanks to continuous Group-wide cost down efforts and efforts to reduce spending as well as the impact of the aforementioned reclassification of figures as part of the adoption of new accounting standards. As a result, first-quarter operating profit increased by 5.3% to ¥77.1 billion. Other income (deductions) increased by ¥3.9 billion, mainly due to foreign currency exchange gains, while income before income taxes increased by 9.9% year on year to ¥85.8 billion and net income attributable to Canon Inc. increased by 3.7% to ¥57.1 billion.

Basic net income attributable to Canon Inc. shareholders per share for the quarter was ¥52.89, a year-on-year increase of ¥2.45.

Results by Segment

Looking at Canon’s first-quarter performance by business unit, starting with the Office Business Unit, unit sales of office MFDs increased from the same period of the previous year, supported by expanded sales of next-generation color models designed to strengthen the product lineup, such as the A3 (12”x18”) imageRUNNER ADVANCE C5500 series. Among Digital sheet-fed presses, the Océ-produced VarioPrint i300, a high-speed sheet-fed color inkjet press that offers superior low-running-cost performance, has been steadily receiving orders. As for laser printers, although unit sales increased steadily compared with the same period of the previous year, supported by steady sales of new models that achieve low power consumption, compact body designs and high productivity, the sales of consumable decreased compared with the same period of the previous year due to particularly high level of sales for the same period of the previous year. These factors resulted in total sales of ¥457.7 billion for the business unit, the same level as the previous year, while operating profit totaled ¥53.0 billion, a year-on-year decrease of 4.3%.

Within the Imaging System Business Unit, sales volume of interchangeable-lens digital cameras decreased compared with the same period of the previous year. However the sales of such advanced-amateur-models as the EOS 6D Mark II enjoyed solid demand, and, as for compact-system cameras, the entry-level EOS M100 enjoyed strong demand, allowing Canon to maintain the top share of the market, mainly in the United States, Europe and Japan. As for digital compact cameras, although unit sales decreased compared with the same period of the previous year amid the shrinking market, sales of such high-value-added models as the high-image-quality PowerShot G-series enjoyed solid demand. For inkjet printers, demand was strong for the newly launched refillable ink tank models targeting emerging countries, which realize improved color reproduction and operability, however, overall unit sales decreased compared with the same period of the previous year. As a result, sales for the business unit decreased by 8.4% to ¥221.8 billion year on year, while operating profit totaled ¥24.7 billion, a year-on-year decrease of 15.5%.

Within the Medical System Business Unit, CMSC’s computed tomography (“CT”) products maintained the top share of the Japanese market. As for diagnostic ultrasound systems, sales of the newly launched Aplio i-series grew steadily, mainly in Europe. However, the fact that sales for the same period of the previous year was particularly high with the resolution of restrained purchasing by customers after the completion of acquisition of CMSC resulted in an overall decrease in sales. As a result, sales for the business unit decreased by 11.1% year on year to ¥117.1 billion, while operating profit totaled ¥10.5 billion, a year-on-year increase of 6.2%, mainly thanks to a shift in sales strategy away from selling low profitability models.

In the Industry and Others Business Unit, unit sales of semiconductor lithography equipment increased significantly from the same period of the previous year as a result of increasing demand for memory devices used in data centers. Additionally, sales of manufacturing equipment for Organic LED (“OLED”) panels increased in response to continued growing demand for high-definition OLED displays used in mobile devices. As for network cameras, Axis enjoyed solid sales amid increasing market demand. Consequently, sales for the business unit increased by 16.1% year on year to ¥188.5 billion, while operating profit was ¥18.6 billion, a year-on-year increase of 113.6%.

Cash Flow

During the first quarter of 2018, cash flow from operating activities totaled ¥42.1 billion, a decrease of ¥125.3 billion compared with the same period of the previous year, owing to increase of working capital and payment of income taxes. Cash flow from investing activities decreased, mainly due to the increase of capital investment for new products, which was offset by the payment for the acquisition of Canon Medical Finance Co., Ltd. in the previous year, leading to a year-on-year decrease of ¥0.2 billion to ¥49.9 billion. Accordingly, free cash flow totaled negative ¥7.8 billion, a decrease of ¥125.1 billion compared with the corresponding year-ago period.

Cash flow from financing activities recorded an outlay of ¥95.7 billion, mainly owing to the dividend payout.

Owing to these factors, as well as the negative impact from foreign currency translation adjustments, cash and cash equivalents decreased by ¥121.1 billion to ¥600.7 billion from the end of the previous year.

Outlook

As for the outlook from the second quarter onward, the U.S. economy is expected to grow steadily due to improvements in corporate earnings and capital investment thanks to tax reform. The European economy is expected to recover slowly due to the uncertainty surrounding the U.K.’s decision to leave the EU, although exports are expected to increase. Looking at China, the economy is expected to continue growing through solid consumer spending and changes in fiscal policy, while emerging economies, such as those of Russia and Brazil, are expected to maintain steady growth due to the recovery of natural resource prices. With regard to the Japanese economy, the outlook indicates a trend of gradual recovery supported by recovery of consumer spending as employment conditions and personal income improved. Overall, the global economy is expected to grow moderately, despite such concerns as geopolitical risks and protectionism.

In the businesses in which Canon is involved, for office MFDs, color models are expected to enjoy solid demand despite the contraction of the market for monochrome models, leading to the same level of demand overall compared with the previous year. Looking at the laser printer market, demand for printers is expected to continue to improve in emerging countries, resulting in overall demand remaining at the same level as that of the previous year. As for interchangeable-lens digital cameras, overall demand is expected to decrease moderately, although demand for compact-system cameras is expected to grow steadily. Projections for digital compact cameras indicate continued market contraction, centered mainly on low-priced models. With regard to inkjet printers, demand is expected to improve moderately in emerging countries as the market expands. For the medical equipment market, demand is expected to remain firm, mainly in developed countries outside of Japan, due to continued increasing demand for improvements in the level of medical care. Looking at industrial equipment, within the semiconductor lithography equipment segment, capital investment towards enhancing memory device production capacity is expected to increase, and demand for Flat panel display (“FPD”) lithography equipment and OLED panel manufacturing equipment is expected to grow steadily due to active capital investment by panel manufacturers. The network camera market is also expected to grow due to investments in high-end models for disaster monitoring and crime prevention applications as well as the increasing use of network cameras for diverse applications in such areas as marketing support.

With regard to currency exchange rates for the second quarter onward, on which Canon’s performance outlook is based, Canon anticipates exchange rates of ¥107 to the U.S. dollar and ¥132 to the euro, representing appreciation of approximately ¥5 against the U.S. dollar and depreciation of approximately ¥6 against the euro as the annual average rates of the previous year.

As changes in foreign exchange rates and the economic environment are estimated to have little impact on full year projection, Canon maintains its previous projection, in that full-year consolidated net sales in 2018 of ¥4,300.0 billion, a year-on-year increase of 5.4%; operating profit of ¥404.0 billion, a year-on-year increase of 25.6%; income before income taxes of ¥420.0 billion, a year-on-year increase of 18.7%; and net income attributable to Canon Inc. of ¥280.0 billion, a year-on-year increase of 15.7%.

Consolidated Outlook

Fiscal year	Millions of yen
	Year ending December 31, 2018		Change	Year ended December 31, 2017	Change (%)
	Previous Outlook (A)	Revised Outlook (B)	(B - A)	Results (C)	(B - C) / C
Net sales	4,300,000	4,300,000	-	4,080,015	+5.4%
Operating profit*	404,000	404,000	-	321,605	+25.6%
Income before income taxes	420,000	420,000	-	353,884	+18.7%
Net income attributable to Canon Inc.	280,000	280,000	-	241,923	+15.7%

*As for operating profit, due to the adoption of new accounting standard related to Compensation-Retirement Benefits, pension cost components other than service cost component have been reclassified to other income (deductions). The impacts of this change were ¥9,874 million, ¥16,000 million and ¥16,000 million for the year ended December 31, 2017, “Previous Outlook for 2018” and “Revised Outlook for 2018”, respectively. Please refer to “II. Financial Statements 7. BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES” on page 10 for more detailed information.

This document contains forward-looking statements with respect to future results, performance and achievements that are subject to risk and uncertainties and reflect management’s views and assumptions formed by available information. All statements other than statements of historical fact are statements that could be considered forward-looking statements. When used in this document, words such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “project” or “should” and similar expressions, as they relate to Canon, are intended to identify forward-looking statements. Many factors could cause the actual results, performance or achievements of Canon to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, changes in currency exchange rates and interest rates, introduction of competing products by other companies, lack of acceptance of new products or services by Canon’s targeted customers, inability to meet efficiency and cost reduction objectives, changes in business strategy and various other factors, both referenced and not referenced in this document. A detailed description of these and other risk factors is included in Canon’s annual report on Form 20-F, which is on file with the United States Securities and Exchange Commission. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein. Canon does not intend or assume any obligation to update these forward-looking statements.

CANON INC. AND SUBSIDIARIES

CONSOLIDATED

II. Financial Statements

1. CONSOLIDATED BALANCE SHEETS

	Millions of yen
	As of March 31, 2018	As of December 31, 2017	Change
ASSETS
Current assets:
Cash and cash equivalents	600,711	721,814	(121,103)
Short-term investments	1,301	1,965	(664)
Trade receivables, net	583,729	650,872	(67,143)
Inventories	588,484	570,033	18,451
Prepaid expenses and other current assets	323,667	287,965	35,702

Total current assets	2,097,892	2,232,649	(134,757)

Noncurrent receivables	23,748	35,444	(11,696)
Investments	49,228	48,320	908
Property, plant and equipment, net	1,102,063	1,126,620	(24,557)
Intangible assets, net	407,046	420,972	(13,926)
Goodwill	913,926	936,722	(22,796)
Other assets	384,520	397,564	(13,044)

Total assets	4,978,423	5,198,291	(219,868)

LIABILITIES AND EQUITY
Current liabilities:
Short-term loans and current portion of long-term debt	38,844	39,328	(484)
Trade payables	386,931	380,654	6,277
Accrued income taxes	36,780	77,501	(40,721)
Accrued expenses	319,801	330,188	(10,387)
Other current liabilities	264,941	281,809	(16,868)

Total current liabilities	1,047,297	1,109,480	(62,183)
Long-term debt, excluding current installments	493,862	493,238	624
Accrued pension and severance cost	351,214	365,582	(14,368)
Other noncurrent liabilities	121,886	133,816	(11,930)

Total liabilities	2,014,259	2,102,116	(87,857)

Equity:
Canon Inc. shareholders’ equity:
Common stock	174,762	174,762	-
Additional paid-in capital	401,386	401,386	-
Legal reserve	67,043	66,879	164
Retained earnings	3,399,719	3,429,312	(29,593)
Accumulated other comprehensive income (loss)	(241,604)	(143,228)	(98,376)
Treasury stock, at cost	(1,058,488)	(1,058,481)	(7)

Total Canon Inc. shareholders’ equity	2,742,818	2,870,630	(127,812)

Noncontrolling interests	221,346	225,545	(4,199)

Total equity	2,964,164	3,096,175	(132,011)

Total liabilities and equity	4,978,423	5,198,291	(219,868)

	Millions of yen
	As of March 31, 2018	As of December 31, 2017
Notes:
1. Allowance for doubtful receivables	13,059	13,378
2. Accumulated depreciation	2,627,126	2,638,055
3. Accumulated other comprehensive income (loss):
Foreign currency translation adjustments	(64,367)	30,208
Net unrealized gains and losses on securities	141	5,484
Net gains and losses on derivative instruments	1,102	(180)
Pension liability adjustments	(178,480)	(178,740)

CANON INC. AND SUBSIDIARIES

CONSOLIDATED

2. CONSOLIDATED STATEMENTS OF INCOME AND

        CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

Consolidated statements of income

	Millions of yen
	Three months ended March 31, 2018	Three months ended March 31, 2017	Change(%)

Net sales	960,712	972,761	-	1.2
Cost of sales	516,018	504,952

Gross profit	444,694	467,809	-	4.9
Operating expenses:
Selling, general and administrative expenses	288,691	312,525
Research and development expenses	78,920	82,094

	367,611	394,619

Operating profit	77,083	73,190	+	5.3
Other income (deductions):
Interest and dividend income	1,952	1,279
Interest expense	(257)	(248)
Other, net	6,981	3,789

	8,676	4,820

Income before income taxes	85,759	78,010	+	9.9

Income taxes	25,942	20,309

Consolidated net income	59,817	57,701
Less: Net income attributable to noncontrolling interests	2,704	2,612

Net income attributable to Canon Inc.	57,113	55,089	+	3.7

Consolidated statements of comprehensive income

	Millions of yen
	Three months ended March 31, 2018	Three months ended March 31, 2017	Change(%)

Consolidated net income	59,817	57,701	+	3.7
Other comprehensive income (loss), net of tax
Foreign currency translation adjustments	(98,408)	(44,094)
Net unrealized gains and losses on securities	-	340
Net gains and losses on derivative instruments	1,265	2,873
Pension liability adjustments	245	531

	(96,898)	(40,350)

Comprehensive income (loss)	(37,081)	17,351		-
Less: Comprehensive income (loss) attributable to
noncontrolling interests	(1,161)	1,185

Comprehensive income (loss) attributable to Canon Inc.	(35,920)	16,166		-

CANON INC. AND SUBSIDIARIES

CONSOLIDATED

3. DETAILS OF SALES

	Millions of yen
Sales by business unit	Three months ended March 31, 2018	Three months ended March 31, 2017	Change(%)
Office	457,722	457,745	-	0.0
Imaging System	221,799	242,059	-	8.4
Medical System	117,065	131,755	-	11.1
Industry and Others	188,548	162,460	+	16.1
Eliminations	(24,422)	(21,258)		-

Total	960,712	972,761	-	1.2

	Millions of yen
Sales by region	Three months ended March 31, 2018	Three months ended March 31, 2017	Change(%)
Japan	224,940	230,567	-	2.4
Overseas:
Americas	239,611	255,873	-	6.4
Europe	247,849	241,572	+	2.6
Asia and Oceania	248,312	244,749	+	1.5

	735,772	742,194	-	0.9

Total	960,712	972,761	-	1.2

*Canon newly established “Medical System” Business Unit effective at the beginning of the second quarter of 2017, and certain businesses included in Industry and Others Business Unit have been reclassified. Net sales of these businesses for the three months ended March 31, 2017 were restated in line with this change.

Notes: 1. The primary products included in each of the segments are as follows:

Office Business Unit :
Office multifunction devices (MFDs) / Laser multifunction printers (MFPs) / Laser printers / Digital continuous feed presses / Digital sheet-fed presses / Wide-format printers / Document solutions

Imaging System Business Unit :

Interchangeable-lens digital cameras / Digital compact cameras / Digital camcorders / Digital cinema cameras /

Interchangeable lenses / Compact photo printers / Inkjet printers / Large format inkjet printers / Commercial photo printers /

Image scanners / Multimedia projectors / Broadcast equipment / Calculators

Medical System Business Unit :
Digital radiography systems / Diagnostic X-ray systems / Computed tomography / Magnetic resonance imaging / Diagnostic ultrasound systems / Clinical chemistry analyzers / Ophthalmic equipment

Industry and Others Business Unit :

Semiconductor lithography equipment / FPD (Flat panel display) lithography equipment / Vacuum thin-film deposition equipment /

Organic LED (OLED) panel manufacturing equipment / Die bonders / Micromotors / Network cameras / Handy terminals /

Document scanners

2. The principal countries and regions included in each regional category are as follows:
Americas: United States of America, Canada, Latin America
Europe: United Kingdom, Germany, France, Netherlands, European countries, Middle East and Africa
Asia and Oceania: China, Asian countries, Australia

CANON INC. AND SUBSIDIARIES

CONSOLIDATED

4. CONSOLIDATED STATEMENTS OF CASH FLOWS

	Millions of yen
	Three months ended March 31, 2018	Three months ended March 31, 2017
Cash flows from operating activities:
Consolidated net income	59,817	57,701
Adjustments to reconcile consolidated net income to net cash provided by operating activities:
Depreciation and amortization	60,537	62,139
Loss on disposal of fixed assets	867	1,075
Deferred income taxes	(7,910)	(5,205)
Decrease in trade receivables	19,680	53,739
Increase in inventories	(38,216)	(19,618)
Increase in trade payables	7,607	22,968
Increase (decrease) in accrued income taxes	(40,110)	5,669
Decrease in accrued expenses	(171)	(5,599)
Increase (decrease) in accrued (prepaid) pension and severance cost	(9,538)	1,155
Other, net	(10,420)	(6,603)

Net cash provided by operating activities	42,143	167,421

Cash flows from investing activities:
Purchases of fixed assets	(47,773)	(43,624)
Proceeds from sale of fixed assets	1,024	150
Purchases of securities	(835)	-
Proceeds from sale and maturity of securities	263	556
(Increase) decrease in time deposits, net	567	(1,957)
Acquisitions of businesses, net of cash acquired	(2,592)	(5,135)
Purchases of other investments	(565)	(87)
Other, net	(10)	1

Net cash used in investing activities	(49,921)	(50,096)

Cash flows from financing activities:
Proceeds from issuance of long-term debt	43	1,061
Repayments of long-term debt	(2,821)	(312)
Increase in short-term loans, net	1,804	540
Dividends paid	(91,779)	(81,905)
Repurchases and reissuance of treasury stock, net	(7)	(4)
Other, net	(2,961)	(2,826)

Net cash used in financing activities	(95,721)	(83,446)

Effect of exchange rate changes on cash and cash equivalents	(17,604)	(9,418)

Net change in cash and cash equivalents	(121,103)	24,461

Cash and cash equivalents at beginning of period	721,814	630,193

Cash and cash equivalents at end of period	600,711	654,654

CANON INC. AND SUBSIDIARIES

CONSOLIDATED

5. NOTE FOR GOING CONCERN ASSUMPTION

    Not applicable.

6. SIGNIFICANT CHANGES IN CANON INC. SHAREHOLDERS’ EQUITY

    None.

7. BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES

SIGNIFICANT ACCOUNTING POLICIES

Canon’s consolidated financial statements are prepared in accordance with U.S. generally accepted accounting principles.

Recently Issued Accounting Guidance

In May 2014, the Financial Accounting Standards Board (“FASB”) issued a new accounting standard related to revenue from contracts with customers, as amended. This standard requires an entity to recognize revenue when promised goods or services are transferred to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. Canon adopted this guidance from the first quarter beginning January 1, 2018. Canon applied the modified retrospective method of adoption to contracts that were not completed as of the adoption. The cumulative-effects to the retained earnings and the impact on the consolidated result of operations for the quarter ended March 31, 2018 from the adoption of this standard were not material. In addition, in conjunction with the adoption of this standard, Canon has reconsidered the scope of performance obligations related to services, and as a result, certain costs related to service were also reclassified from operating expenses to cost of sales. The reclassified amount for the quarter ended March 31, 2018 was ¥29,299 million.

In January 2016, the FASB issued an amendment which addresses certain aspects of recognition, measurement, presentation and disclosure of financial instruments. This guidance includes the requirement that equity investments that do not result in consolidation and are not accounted for under the equity method be measured at fair value with changes in the fair value recognized in net income. Canon adopted this guidance from the first quarter beginning January 1, 2018, and Canon recognized a cumulative-effect adjustment to retained earnings of ¥5,343 million as of January 1, 2018 for the after-tax unrealized gains of available-for-sale equity securities previously recognized in accumulated other comprehensive income.

In March 2017, the FASB issued an amendment which requires an entity to disaggregate the service cost component from the other components of net benefit cost and report the service cost component in the same line item or items as other compensation costs arising from services rendered by the pertinent employees during the period. The other components of net benefit cost are required to be presented in the income statement separately from the service cost component, such as in other income (deductions). The amendments also allow only the service cost component to be eligible for capitalization (for example, as a cost of internally manufactured inventory). The amendments in this guidance should be applied retrospectively for the presentation of the service cost component and the other components of net benefit cost, and prospectively for the capitalization of the service cost component of net benefit cost. Canon adopted this guidance from the first quarter beginning January 1, 2018 and the adoption of this standard resulted in the decrease in operating profit and the increase in other income of ¥2,475 million and ¥3,110 million for the three months ended March 31, 2017 and 2016, respectively and ¥9,874 million and ¥12,441 million for the years ended December 31, 2017 and 2016, respectively.